December 17, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention: Mara L. Ransom, Charles Lee and Dieter King

Re:                 ITC Holdings Corp.
Registration Statement on Form S-4
File No. 333-184073

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-184073) initially filed with the Securities and Exchange Commission (“Commission”) by ITC Holdings Corp. (the “Registrant”) on September 25, 2012 and declared effective by the Commission on February 25, 2013 (the “Registration Statement”).  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (“Securities Act”), the Registrant hereby applies for the withdrawal of the Registration Statement together with all exhibits thereto, effective as of the date of this application or as soon as practicable thereafter.

The Registration Statement was filed to register the offering of shares of the Registrant’s common stock to be issued in connection with the transactions contemplated by that certain Merger Agreement, dated as of December 4, 2011, as amended by Amendment No. 1 to the Merger Agreement, dated as of September 21, 2012, and as amended by Amendment No. 2 to the Merger Agreement, dated as of January 28, 2013  (collectively, the “Merger Agreement”), among Entergy Corporation (“Entergy”), Mid South TransCo LLC, the Registrant and ITC Midsouth LLC (formerly known as Ibis Transaction Subsidiary LLC). As disclosed in the Form 8-K filed by the Registrant on December 13, 2013, the Registrant entered into a letter agreement with Entergy on December 13, 2013, pursuant to which the parties mutually agreed to terminate the Merger Agreement pursuant to Section 7.01(a) of the Merger Agreement. Accordingly, the Registrant will not proceed with the proposed offering of its common stock in connection with the transactions contemplated by the Merger Agreement. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) promulgated under the Securities Act. The Registrant confirms that it has not sold any securities pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Upon the granting of the Commission’s consent, please forward copies of the order withdrawing the Registration Statement to the undersigned at ITC Holdings Corp., 27175 Energy Way, Novi, MI 48377 and to the Registrant’s counsel, Andrew W. Smith at Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York 10017.

If you have questions or require additional information, please do not hesitate to contact to contact our counsel, Andrew W. Smith of Simpson Thacher & Bartlett LLP, at (212) 455-7939.

Very truly yours,

/s/ Daniel J. Oginsky
Senior Vice President and General Counsel of the Registrant